UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

MI Developments Inc.

(Name of Issuer)

Class B Voting Shares

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X 20 3	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 363,414
8 SHARED VOTING POWER: 20,000
9 SOLE DISPOSITIVE POWER: 363,414
10 SHARED DISPOSITIVE POWER: 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 383,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 55304X 20 3	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FAIR ENTERPRISE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 20,000
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): BERGENIE ANSTALT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 20,000
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 20,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 10 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 8, 2003, as previously amended, with respect to the Class B Voting Shares (the “Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 10 is being filed to report that Magna Entertainment Corp. (“MEC”) and the Company and certain of its subsidiaries have amended the purchase agreement (the “Purchase Agreement”) dated as of March 5, 2009.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust, 445327 Ontario Limited (“445327”), Fair Enterprise Limited (“Fair Enterprise”) and Bergenie Anstalt (“Bergenie”) (collectively, the “Reporting Persons”).

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

On April 1, 2009, the Company entered into an amending agreement (the “Amending Agreement”), which amended the stalking horse purchase agreement (the “Stalking Horse Bid”) originally entered into on March 5, 2009 by and among MEC, certain of MEC’s subsidiaries and the Company. The Amending Agreement provides for the ability of MEC or MID to terminate the Stalking Horse Bid should the Ontario Securities Commission determine that the approval of the Company’s minority shareholders is required in respect of the Stalking Horse Bid or any of the transactions provided for therein. However, if the Company in its discretion elects to call a meeting of the shareholders of the Company to seek such minority approval, neither MEC nor MID may terminate the Amending Agreement due to such requirement, unless such approval is not obtained at such meeting of shareholders.

In connection with the Amending Agreement, an affiliate of the Company agreed (i) to extend the period under MEC’s debtor-in-possession financing facility (the “DIP Facility”) for MEC to obtain an order of the Bankruptcy Court (the “Bid Procedures Order”) approving the bid procedures for the sale of all or substantially all the assets of MEC and its Subsidiaries to April 17, 2009, and (ii) to make available an additional $2.5 million to MEC under the DIP Facility pending the final hearing on the DIP Facility, which is now scheduled for April 20, 2009.

The Amending Agreement is subject to Bankruptcy Court Approval. There cannot be any assurance that any transactions of any kind will occur.

The foregoing description of the Amending Agreement is qualified in its entirety by reference to the form of the Amending Agreement, which is filed as Exhibit B hereto, and which is incorporated herein by reference. A copy of the press release announcing the execution of the Amending Agreement and the modifications to the DIP Facility is filed as Exhibit C hereto, and is incorporated herein by reference.

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, except as set forth herein. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class A Shares as follows:

•

Mr. Stronach does not hold any Class B Shares directly. Mr. Stronach may be deemed to beneficially own 363,414 Class B Shares held by 445327 and 20,000 Class B Shares by Fair Enterprise, representing 70.0% of the Class B Shares in the aggregate.

•

The Stronach Trust does not hold any Class B Shares directly. The Stronach Trust and 445327 may each be deemed to beneficially own 363,414 Class B Shares held by 445327, representing 64.4% of the Class B Shares.

•

Bergenie does not hold any Class B Shares directly. Bergenie and Fair Enterprise may each be deemed to beneficially own 20,000 Class B Shares held by Fair Enterprise, representing 3.7% of the Class B Shares.

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 8 of 9 Pages

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class B Shares beneficially owned by each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class B Shares that are held or beneficially owned by any other Reporting Person. Furthermore, each Reporting Person disclaims beneficial ownership of the Class B Shares beneficially owned by (i) the Magna Deferred Profit Sharing Plan (Canada) (55,797 shares as of March 31, 2009) and (ii) 865714 Ontario Inc., an entity that was incorporated to provide a continuing separate vehicle for the acquisition of capital stock of Magna International Inc. and its affiliates and the sale thereof to the management team of Magna International Inc. (45,870 shares as of the filing date). Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of such Class B Shares for purposes other than U.S. securities law purposes. Such shares have been excluded from the above calculations.

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class B Shares held by such Reporting Person.

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class B Shares reflected on the cover pages to this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The form of the Amending Agreement is filed as Exhibit B hereto, and is incorporated herein by reference. A copy of the press release announcing the execution of the Amending Agreement and the modifications to the DIP Facility is filed as Exhibit C hereto, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Form of Amending Agreement, by and among Magna Entertainment Corp., Gulfstream Park Racing Association, Inc., GPRA Commercial Enterprises, Inc., GPRA Thoroughbred Training Center, Inc., MEC Land Holdings (California) Inc., MEC Maryland Investments, Inc., MEC Texas Racing, Inc., Pacific Racing Association, Racetrack Holdings, Inc., 30000 Maryland Investments LLC, Xpressbet, Inc., and MI Developments Inc., dated as of April 1, 2009

Exhibit C	Press Release of the Company dated April 3, 2009 (Incorporated by reference from Exhibit 1 to Form 6-K filed by the Company effective as of April 3, 2009).

CUSIP No. 55304X 20 3	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
Name:	Peter Meyer - Director
Title:	Authorized Signing Officer

By:	/s/ Karin Matt
Name:	Karin Matt - Director
Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Corporate Services Limited - Director
Authorized Signing Officer

By:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 6, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

BERGENIE ANSTALT

By:	KRP Corporate Services Trust reg. Director of Bergenie Anstalt

By:	/s/ Peter Meyer
Name:	Peter Meyer - Director
Title:	Authorized Signing Officer

By:	/s/ Karin Matt
Name:	Karin Matt - Director
Title:	Authorized Signing Officer

FAIR ENTERPRISE LIMITED

By:	/s/ Sean Coughlan
Name:	Sean Coughlan
Title:	EFG Corporate Services Limited - Director
Authorized Signing Officer

By:	/s/ Kevin Mercury
Name:	Kevin Mercury
Title:	EFG Trust Company Limited - Director
Authorized Signing Officer

Exhibit B

AMENDING AGREEMENT

AMENDING AGREEMENT (the “Agreement”), dated as of April 1, 2009, by and among Magna Entertainment Corp. (“MEC”), a Delaware corporation, Gulfstream Park Racing Association, Inc., a Florida corporation, GPRA Commercial Enterprises, Inc., a Florida corporation, GPRA Thoroughbred Training Center, Inc., a Delaware corporation, MEC Land Holdings (California) Inc., a California corporation, MEC Maryland Investments, Inc., a Delaware corporation, MEC Texas Racing, Inc., a Delaware corporation, Pacific Racing Association, a California corporation, Racetrack Holdings, Inc., a Delaware corporation, 30000 Maryland Investments LLC, a Delaware limited liability company, XpressBet, Inc., a Delaware corporation, and MI Developments Inc., an Ontario corporation (“MID”).

RECITALS:

A. The parties hereto have entered into a purchase agreement dated as of March 5, 2009 (the “Purchase Agreement”).

B. The parties hereto desire to amend the Purchase Agreement on the terms contained in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the parties hereto covenant and agree as follows:

1.	The parties hereby agree to amend Section 9.1 of the Purchase Agreement by deleting such section in its entirety and replacing it with the following:

“This Agreement may be terminated by the Sellers or by MID, in their or its sole option and discretion, in the event that (a) MID or any Seller, as the case may be, breaches the covenants set forth in Article V hereof, (b) the Sale Order and Confirmation Order are not entered by the Bankruptcy Court on or prior to August 30, 2009 or (c) the Ontario Securities Commission determines that minority approval (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) is required in respect of this Agreement or any of the transactions provided for herein; provided that if MID in its discretion elects to call a meeting of the shareholders of MID to seek such minority approval, neither the Sellers nor MID shall terminate this agreement pursuant to this clause (c) unless such approval is not obtained at such meeting of shareholders; provided further, however, that, in the event that the Sale Motion is denied by the Bankruptcy Court, unless otherwise agreed to by MID and the Sellers, the Agreement shall terminate automatically without any further notice or action by any person.”

2.	The parties hereby agree to amend clause (i) of section 2.3(b) of the Purchase Agreement by deleting such clause in its entirety and replacing it with the following:

“by the Sellers or MID pursuant to Section 9.1(b) or 9.1(c) or automatically pursuant to the second proviso to Section 9.1 or”

3.	Except for the specific amendments provided for herein, the Purchase Agreement is in all other respects ratified and confirmed and the Purchase Agreement as amended hereby shall be read, taken and construed as one and the same instrument and remains in full force and effect.

4.	This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any principles of conflicts of law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MI DEVELOPMENTS INC.

By:	/s/
Name:
Title:

By:	/s/
Name:
Title:

MAGNA ENTERTAINMENT CORP.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

GULFSTREAM PARK RACING ASSOCIATION, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

GPRA COMMERCIAL ENTERPRISES, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

GPRA THOROUGHBRED TRAINING CENTER, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

MEC LAND HOLDINGS (CALIFORNIA) INC

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

MEC MARYLAND INVESTMENTS, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

MEC TEXAS RACING, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:

PACIFIC RACING ASSOCIATION

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

RACETRACK HOLDINGS, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

XPRESSBET, INC.

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary

30000 MARYLAND INVESTMENTS LLC

By:	/s/
Name:	Blake Tohana
Title:	Executive Vice President and Chief Financial Officer

By:	/s/
Name:	William G. Ford
Title:	Secretary